Mail Stop 0306


May 4, 2005


Via U.S. Mail and Facsimile to (651) 603-7795

Arthur J. Bourgeois
Chief Financial Officer
Image Sensing Systems, Inc.
500 Spruce Tree Centre
1600 University Ave. W.
St. Paul, MN 55104


	Re:	Image Sensing Systems, Inc.
		Form 10-SBK for Fiscal Year-Ended December 31, 2004
      File No. 000-26056

Dear Mr. Bourgeois:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do no intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-KSB for the Year Ended December 31, 2004

General

1. Please explain whether you are an investment company under Section
3(a)(1)(C) of the Investment Company Act of 1940 ("Investment
Company
Act"). Please explain how you have made this determination and provide data indicating the value of your "investment securities" and total assets on an unconsolidated basis as of the fiscal year ended
December 31, 2004.

2. If you are an investment company under Section 3(a)(1)(C), please
explain how you are in compliance with the Investment Company Act. For example, please explain fully whether you can rely on Rule 3a-1 of the Investment Company Act.


Item 7. Financial Statements - Page 15

Consolidated Statements of Shareholders` Equity - Page 18

3. We noted in Fiscal 2004 you recorded a $653,000 increase to additional paid-in capital as the result of a disqualifying tax disposition. What do you mean by disqualifying tax disposition? Does this relate to option grants or cancellations? Supplementally, please tell us why the accounting and presentation of this amount in your financial statements is correct. Cite the accounting guidance upon which you relied. In future filings material tax transactions should be discussed and explained in the footnotes to your financial statements and in your MD&A.


1. Description of Business and Significant Accounting Policies -
Page
19

Investments - Page 19

4. We see that you have significant investments in a "diversified portfolio of auction rate securities". Accordingly, all disclosures required by SFAS 115 should be included. For example, in future filings, you should detail your investments by major security type as required by paragraph 19 and separately present gross realized gains and losses that have been included in earnings as required by paragraph 21 to help investors better understand your investment strategy.







Item 8A. Controls and Procedures - Page 27

5. We note your statement that your chief executive officer and your
chief financial officer have concluded that your "controls and procedures were adequately designed to ensure that information required to be disclosed by us in reports we file..... is
recorded,
processed, summarized and reported within the time periods specified in applicable rules and forms" It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise future filings to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.

* * * * *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.




      You may contact Kevin Kuhar, Staff Accountant, at (202) 824-5579 or me at (202) 942-1812 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at
(202) 942-1931.



							Sincerely,



							Jay Webb
							Reviewing Accountant
Arthur J. Bourgeois
Image Sensing Systems, Inc.
May 12, 2005
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